Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
SEI Capital Accumulation Plan Administrative Committee
SEI Capital Accumulation Plan:
We consent to the incorporation by reference in the registration statement (No. 333‑41343) on Form S-8 of SEI Investments Company of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of the SEI Capital Accumulation Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the SEI Capital Accumulation Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 24, 2016

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